                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                              BALSAM VENTURES, INC.
                           (Exact name of registrant as
                       specified in its corporate charter)




                                    333-33574
                                    ---------
                               Commission File No.



     NEVADA                                      52-2219056
  ----------------                              -----------------------
  (State  of  Incorporation)                    (IRS  Employer
                                                Identification  No.)



   Suite 12, 5880 Hampton Place, Vancouver, British Columbia, Canada  V6T 2E9
   --------------------------------------------------------------------------
                     (Address of principal executive offices)


                                 (604) 222-2657
                                 --------------
                           (Issuer's telephone number)

                              BALSAM VENTURES, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 9, 2002 to the holders of shares of the common stock, par value $.001 per share (the "Common
Stock") of Balsam Ventures, Inc., a Nevada corporation (the "Company") as of July 9, 2002. On July 4, 2002, Mr. Robert Smith (the "Seller"), the majority shareholder, president and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. John Boschert. (the "Purchaser"). Under the terms of the Stock Purchase Agreement, Mr. Smith has sold to Mr. Boschert an aggregate of 10,000,000 shares of the common stock of the Company, representing approximately 49.5% of the Company's current outstanding shares of common stock. As a condition of the Stock Purchase Agreement, Mr. Smith resigned as president of the Company and Mr. Boschert was appointed as president. In addition, effective July 18, 2002, Mr. Smith will resign as director, secretary and treasurer and Mr. Boschert will be appointed as a director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. Smith's offices. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.


VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS

1.     Voting  Securities  of  the  Company

On July 4, 2002, there were 20,200,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


2.     Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of July 4, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

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--------------------------------------------------------------------------------

                  Name  and  address       Number of Shares   Percentage of
Title of class    of beneficial owner      of Common Stock    Common Stock (1)
--------------    -------------------      ----------------   ----------------
Common Stock      Robert Smith,              NIL                NIL
                  Director,
                  Secretary and Treasurer
                  Suite 12, 5880
                  Hampton Place
                  Vancouver, BC,
                  Canada  V6T 2E9

Common Stock      John Boschert              10,000,000         49.5%
                  President
                  2154 West 33rd Avenue
                  Vancouver, BC,
                  Canada V6M 1B9

Common Stock      All Officers and Directors 10,000,000         49.5%
                  as a Group (2 person)

--------------------------------------------------------------------------------


(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.
Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of July 4, 2002, there were 20,200,000 shares of our common stock issued and outstanding.

(2) The shares denoted as being beneficially owned by Mr. Boschert represent those shares which Mr. Boschert has acquired from Mr. Smith pursuant to the Stock Purchase Agreement.


3.     Changes  in  Control

On July 4, 2002, Mr. John Boschert, as purchaser, and Mr. Robert Smith, as seller, entered into the Stock Purchase Agreement, pursuant to which Mr. Boschert has acquired 10,000,000 shares of our common stock (representing approximately 49.5% of the outstanding shares of our common stock) for an aggregate purchase price of $42,000. The consideration for the acquisition has been paid from the personal funds of Mr. Boschert. The purchase of the shares of common stock by Mr. Boschert from Mr. Smith was consummated in a private transaction and Mr. Boschert may now be considered to be in "control" the Company. As a condition of the Stock Purchase Agreement, Mr. Smith resigned as president of the Company and will resign as

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director,  secretary and treasurer. Mr. Boschert will be appointed as a director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. Smith. The changes to our board of directors are anticipated to be effective ten days after the delivery of this Information Statement to our shareholders.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from Robert Smith to John Boschert, as described in this Information Statement.


DIRECTORS  AND  EXECUTIVE  OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Robert Smith will tender a letter of resignation to the Board to resign as director, secretary and treasurer as contemplated by the Stock Purchase Agreement. Mr. John Boschert will be appointed our sole director upon receipt of these resignations and will have the authority to appoint executive officers to fill the vacancies of Mr. Smith.

The following tables set forth information regarding our current executive officers and directors:

Directors:

Name  of  Director         Age
----------------------     ---
Robert  Smith              56

Executive  Officers:

Name  of  Officer          Age      Office
--------------------       ---      -------
John  Boschert             32       President
Robert  Smith              56       Secretary  and  Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Robert Smith has been our secretary, treasurer and a member of our board of directors since August 17, 1999. Mr. Smith resigned as our president on July 4, 2002. Mr. Smith has been a pilot with Air B.C., an airline with operations in British Columbia, Canada, since 1994. Mr. Smith was also employed by Air B.C. from 1986 to 1992. Mr. Smith was employed by a private airline during the period from 1992 to 1994. Mr. Smith commenced his aviation career as a pilot in 1975. Mr. Smith served with the Canadian Armed Forces from 1964 to 1972. Mr. Smith graduated from Prince of Wales College of St. Johns, Newfoundland, Canada in 1963. Mr. Smith is also a partner in a private boat building company.

Mr. John Boschert has been our president since July 4, 2002. Mr. Boschert has worked for Universal Domains Incorporated as a consultant since 1998 and was involved with the daily operations of Prime Time Foods and Primo's Mexican Specialties. Prior to joining Universal

Domains Incorporated, Mr. Boschert worked in the investor relations department for Harbour Pacific Capital Ltd. from 1997 to 1998. During the period from 1993 to 1997, Mr. Boschert was the managing partner of Concept Restaurants Ltd., a Vancouver based company which owned and operated a number of restaurants in British Columbia. Mr. Boschert received his diploma in business administration from Langara Community College in 1989.

Term  of  Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant  Employees

We have no significant employees other than the officers and directors described above.


LEGAL  PROCEEDINGS  INVOLVING  DIRECTORS  AND  EXECUTIVE  OFFICERS

The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

*     Any  of  our  directors  or  officers;
*     Any  person  proposed  as  a  nominee  for  election  as  a  director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
*     Any  of  our  promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.


COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended November,

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2001  all such filing requirements applicable to its officers and directors were complied  with  exception that reports were filed late by the following persons:


--------------------------------------------------------------------------------

Name and              Number of       Transactions Not    Known Failures to File
Principal Position    Late Reports    Timely Reported     a Required Form
--------------------------------------------------------------------------------
Robert  S.  Smith         One             None               None
Chief Executive Officer
Secretary,  Treasurer
and  Director
--------------------------------------------------------------------------------



EXECUTIVE  COMPENSATION

The following table sets forth certain information as to the Company's highest paid executive officers and directors for the Company's fiscal year ended December 31, 2001. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.

Summary  Compensation  Table
--------------------------------------------------------------------------------
                           ANNUAL  COMPENSATION  TABLE
--------------------------------------------------------------------------------
                         ANNUAL COMPENSATION       LONG TERM COMPENSATION
                    ----------------------------  ------------------------
                                          Other                             All
                                          Annual                           Other
                                            Com-  Restric-                  Com-
                                            pen-  ted     Options           pen-
                                            sa-   Stock   SAR's*  LTIP      sa-
Name      Title      Year  Salary  Bonus    tion  Awarded   (#)   payouts($)tion
----      -----      ----  ------  ------ ------- ------- ------- --------- ----
Robert    Director/  2001  $0       0      0       0       0       0         0
          Secretary/ 2000   0       0      0       0       0       0         0
          Treasurer  1999   0       0      0       0       0
--------------------------------------------------------------------------------


John      Director   N/A   N/A     N/A    N/A     N/A     N/A     N/A        N/A
Boschert
--------------------------------------------------------------------------------


Stock  Option  Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended December 31, 2001. We have also not granted any stock options to the executive officers since December 31, 2001, In addition, as of December 31, 2001, no retirement, pension or insurance programs or other similar programs have been adopted by us for the benefit of our employees

Exercises  of  Stock  Options  and  Year-End  Option  Values

No stock options were exercised by our officers, directors and employees during the financial year ended December 31, 2001. No stock options have been executed since December 31, 2001.


Outstanding  Stock  Options

We  do  not  have  any  stock  options  outstanding.


Dated:  July  4,  2002               By  Order  of  the  Board  of  Directors
                                     Balsam  Ventures,  Inc.


                                     /s/ John Boschert
                                     __________________________________
                                     John Boschert
                                     President


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